CBL INTERNATIONAL LIMITED

Suite 19-9-6, Level 9, UOA Centre

No. 19 Jalan Pinang

50450 Kuala Lumpur, Malaysia

Via Edgar

May 11, 2022

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: CBL International Ltd (the “Company”)

Draft Registration Statement on Form F-1

Submitted March 31, 2022

CIK No. 0001914805

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated April 29, 2022 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Summary

Prospectus Cover Page , page i

1.	Your description here and throughout the prospectus indicates that your operations are based in Malaysia, Hong Kong and Singapore, and that you may “from time to time” have customers that are based in China or Hong Kong. However, the geographic information provided in Note 11 to your financial statements indicates that 95% of your revenue comes from operations in China, including mainland China and Hong Kong. Please revise your disclosure throughout your registration statement to clearly state that nearly all of your revenue comes from operations in China and Hong Kong, and indicate that percentage of revenue that you generate from China and Hong Kong. Please remove or revise any disclosure that suggests that you do not have substantial operations in China and Hong Kong. To the extent that you continue to discuss operations in Malaysia and Singapore, please also indicate the percentage of revenue that you generate from each. Please also remove statements suggesting that you only occasionally have customers based in China and Hong Kong, and clarify that nearly all of such customers are in these regions, to the extent accurate. In addition, in each place that you discuss the locations of ports where you provide services, such as on page 2, please indicate the number of ports contained in each region listed, or disclose that the majority of such ports are in China and Hong Kong.

Response: We respectfully advise the Staff that we have revised cover page and page 1, 2, 3, 27 and 59 of the Amended F-1.

2.

Where you disclose on page 2 that you recorded a 39.4% increase in revenue from FY2020 to FY2021, please disclose that your sales volume for the same period decreased, and that the increase in revenue was primarily attributable to the increase in average market price per tonne of marine fuel. Please also include a materially complete discussion elsewhere in your prospectus explaining impact of marine fuel prices on your pricing and results of operations, as well as how historical fluctuations in marine fuel prices have impacted your results of operations, including your gross profit. Please include specific examples of the impact of historical fluctuations, and include similar examples in your related risk factor on page 17. Please also discuss any expected trends in marine fuel prices and whether you anticipate any material impact to your future results of operations from such trends.

Response: We respectfully advise the Staff that we have revised pages 2, 17 and 50 of the Amended F-1.

3.	Please disclose prominently on the prospectus cover page that you (CBL International Limited) are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in Hong Kong. Provide a crossreference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: We respectfully advise the Staff that we have revised cover page of the Amended F-1.

4.	We note your disclosure that you do not consider yourself as “China-based.” It is unclear what you mean by “China-based,” and whether you are using a particular definition for this term. Because you are based in Hong Kong, and have the majority of your operations in China and Hong-Kong, it does not appear appropriate for you to state that you are not “China-based.” Please revise to remove this statement or otherwise tell us why you believe it is appropriate.

Response: We respectfully advise the Staff that we have revised cover page and page 27 of the Amended F-1.

5.	We note your disclosure that “Except where the context otherwise requires or where otherwise indicated, the terms ‘Company,’ ‘we,’ ‘us,’ ‘our,’ ‘our company,’ ‘our Group’ and ‘our business’ refer, prior to the Reorganization discussed below, to Banle BVI and, after the Reorganization, to CBL International, in each case together with its consolidated subsidiaries as a consolidated entity.” Please revise to clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

Response: We respectfully advise the Staff that we have revised cover page and page 1 of the Amended F-1.

6.	We note that you have provided a description of how cash is transferred through your organization. Please amend your disclosure here and in the summary risk factors and risk factor sections to state that, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide crossreferences to those other discussions.

Response: We respectfully advise the Staff that we have revised cover page and pages 6 and 32 of the Amended F-1.

7.	We note your disclosure that during the reporting periods presented, no cash and other asset transfers have occurred among Banle BVI and its subsidiaries, and no dividends or distributions from any of the subsidiaries has been made to Banle BVI. Please revise your disclosure to disclose whether any transfers, dividends or distributions have been made to date between Banle BVI and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: We respectfully advise the Staff that we have revised cover page of the Amended F-1.

8.	To the extent you have cash management policies that dictate how funds are transferred between you and your subsidiaries, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Response: We respectfully advise the Staff that we have revised cover page and page 8 of the Amended F-1.

Prospectus Summary, page 1

9.	We note your disclosure on page 29 that, “[a]s of the date of this prospectus, we and our dormant PRC subsidiary, Majestic Energy, (1) are not required to obtain permissions from any PRC authorities to operate or issue our securities to foreign investors, (2) are not subject to permission requirements from the CSRC, CAC or any other entity that is required to approve of Majestic Energy’ operations, and (3) have not received or were denied such permissions by any PRC authorities.” Please revise to disclose each permission or approval that you or any of your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. We note that your current disclosure speaks specifically to Majestic Energy’s operations, when it should cover all of your business operations conducted by you and your subsidiaries. If you believe that neither you nor any of your subsidiaries are required to obtain any permissions or approvals from Chinese authorities either to operate your business or offer the securities being registered to foreign investors, disclose how you came to the conclusion, why that is the case, and the basis on which you made this determination. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. To the extent that you or your subsidiaries are not required to obtain any permissions or approvals from Chinese authorities to operate your business, please supplementally explain why given that the substantial majority of your operations are conducted in the PRC and Hong Kong.

Response: We respectfully advise the Staff that we have revised page 29 of the Amended F-1.

10.

Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors because of limitations placed on you by the PRC government. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S.

investors.

Response: We respectfully advise the Staff that we have revised page 8 of the Amended F-1.

11.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: We respectfully advise the Staff that we have revised page 4 of the Amended F-1.

Our Business, page 2

12.	Please revise your disclosure here and elsewhere as appropriate to disclose your market share in both the PRC and Hong Kong, as those are your principal places of operation.

Response: We respectfully advise the Staff that we have revised pages 2, 59 and 61 of the Amended F-1.

13.	We note that revenue from your five largest customers accounted for 83.6% of your total revenue in FY2021, and the revenue from your largest customer accounted for 42.3% of your total revenue in the same period. Please disclose in an appropriate place in the prospectus the length of time that you have provided refueling services for each of these customers, and disclose whether you have term contracts or spot contracts with such customers, including a general description of the terms of such agreements. Please file your agreements with your largest customer as an exhibit to the registration statement, or tell us why you do not believe you are required to do so.

Response: We respectfully advise the Staff that we have revised pages 70 and 71 of the Amended F-1.

During FY2020 and FY2021, the Company regularly enters into supply contracts (including a number of spot contracts and term contracts) with its largest customer (the “Contracts”) in the ordinary course of business as a bunkering facilitator. Under Item 601(b)(10)(ii)(B) of Regulation S-K, agreements that ordinarily accompany the kind of business conducted by a registrant nevertheless can be deemed not to have been made in the ordinary course of business of the registrant, and must be filed as exhibits under that Item. In order for a contract to fall under Item 601(b)(10)(ii)(B), the contract must be one “upon which the registrant’s business is substantially dependent.” Although it does not define the term “substantially dependent,” Item 601(b)(10)(ii)(B) identifies two types of agreements that meet that test: (1) continuing contracts to sell the major part of the registrant’s products or services or to purchase the major part of the registrant’s requirements of goods, services or raw materials; and (2) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.

Clearly, the Contracts do not fall under clause (2) above as they do not involve a franchise or license to use patents, formulas, trade secrets, processes or trade names on which the Company’s business depends to a material extent. Clause (1) refers to “continuing contracts” under which the registrant either sells “the major part” of its products or services or purchases the major part of its goods, services or raw materials. Clause (1) above narrows the scope of contracts which fall within Item 601(b)(10)(ii)(B) by the use of the descriptive phrase “the major part” when referring to the products or services. The use of “the major part” rather than more expansive language presumably establishes a level of required sales or purchases above 50%. The plain language of this provision thus would require that the contracts are continuing in nature and call for the sale by the Company of “the major part” of its services to its largest customer.

While loss of the Company’s largest customer could potentially have a material adverse effect on our business, the Company’s business is not substantially dependent upon the Contracts for the following reasons:

1.	As a bunkering facilitator providing one-stop vessel refuelling services, the Company’s scale and capacity of operation are limited by its working capital because it has to purchase marine fuel to satisfy the refuelling demands of its customers. In the event that the largest customer enters into fewer contracts with the Company or the Contracts generates significantly less revenue to the Company, the Company may use the working capital otherwise reserved for the fulfilment of the Contracts to fulfil orders from other customers. For the six months ended December 31, 2021, the Company received request of marine fuel from customers of 81,500 metric ton per month, of which 42.3%, or 34,500 metric ton worth of orders, were not fulfilled. This reflects that the Company is capable of capturing new business opportunities but was unable to do so due to working capital constraint.

2.	The Company did not enter into any framework or continuing agreements with its largest customer and the maximum duration of the term contracts with the largest customer was usually six months. Neither the largest customer nor the Company is under any obligation to continuously enter into contracts for the supply of marine fuel. Each term contract and spot contract with the largest customer was one-off and the terms therein were determined on a case-by-case basis. While it is possible that the largest customer may in the future enter into fewer contracts with the Company and the Company’s revenue generated from the largest customer may decrease, there is no single contract or series of contracts on which the Company substantially depend.

3.	Whilst a term contract may specify a minimum quantity for that specific contract, none of the Contracts obligates the largest customer to purchase or the Company to sell “the major part” of the Company’s service. Accordingly, by definition the Contracts do not evidence customer undertakings to buy “the major part” of the Company’s service within the meaning of Clause (1) above.

4.	The revenue derived from the Contracts amounted to approximately US$107.3 million and US$138.1 million, respectively, representing approximately 45.8% and 42.3% of the Company’s total revenue for FY2020 and FY2021, respectively. While the percentage attributable by its largest customer to the Company’s total revenue derived from services provided was declining in FY2021 when compared to that of FY2020, the Company recorded an increase in total revenue by 39.4% from approximately US$234.3 million for FY2020 to approximately US$326.5 million for FY2021. Thus, we believe that the Company’s improved operating results, notwithstanding the decreasing trend in revenue derived from its largest customer in terms of percentage attributable to the Company’s total revenue, further support that the Company is not “substantially dependent” on the Contracts.

For the reasons stated above, based on the language and context of the Item 601(b)(10)(ii)(B) filing requirement and its application to the Contracts and the Company, we believe that the Company is not “substantially dependent” on these Contracts as contemplated by Item 601(b)(10)(ii)(B) of Regulation S-K. Accordingly, the Contracts are not required to be filed as exhibits to its registration statement.

14.	We note that in FY2021, the purchases from your five largest suppliers accounted for approximately 84.7% of your total cost of revenue. Please disclose in an appropriate place in your prospectus whether you enter into long-term contracts or agreements with such suppliers.

Response: We respectfully advise the Staff that we have revised page 71 of the Amended F-1.

Risks Relating to Doing Business in China, page 6

15.	For each risk factor listed here, please provide a cross reference to the specific page that the risk factor starts on in your filing

Response: We respectfully advise the Staff that we have revised page 6 of the Amended F-1.

16.	Please disclose what is meant by the statement that the Chinese authorities may deem you to be “Chinese-based.” Please disclose whether this is a particular finding that may be made by the PRC regulatory authorities, and, if so, what the criteria are for you to be categorized as “Chinese-based.” Clarify the specific impact or effect on you and your business if you are deemed to be “Chinese-based.” Please also indicate the reasons why you believe that it is “unlikely” that you will be deemed to be “Chinese-based.”

Response: We respectfully advise the Staff that we have revised pages 6 and 28 of the Amended F-1.

17.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Response: We respectfully advise the Staff that we have revised pages 6, 30, 31 and 33 of the Amended F-1.

Our Corporate Structure, page 7

18.	Please disclose to identify the individual or entities that hold interests in CBL (Asia) Limited (Hong Kong) and Straits Energy Resources Berhad (Malaysia), as well as the percentage owned by such individuals or entities. Please also include the percentage directly owned by each entity listed in the chart. Please also include the ownership amounts following the offering.

Response: We respectfully advise the Staff that we have revised pages 8 and 48 of the Amended F-1.

Risk Factors, page 16

19.	Please revise your risk factors to clearly indicate how the risks discussed impact your company specifically, to the extent applicable. For example, to the extent that your operations have been materially impacted by the credit risks of your customers, material disruptions in availability or supply of marine fuel, or the reduction or termination of trade credit from your suppliers, please discuss these instances in your related risk factors. Please note that these are just examples.

Response: We respectfully advise the Staff that we have revised pages 16, 18, 19, 20 and 22 of the Amended F-1.

20.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. If you do not believe CAC regulation are applicable to you, please discuss how you came to that conclusion.

Response: We respectfully advise the Staff that we have revised pages 6, 30, 33 and 34 of the Amended F-1.

21.	Certain risk factors in this section focus on your PRC subsidiary, such as the risk factors on pages 30 and 31 that discuss dividends and distributions on equity as well as loans and direct investment in the PRC entities. Please expand your disclosure throughout to include a discussion of both your PRC and Hong Kong subsidiaries.

Response: We respectfully advise the Staff that we have revised cover page and pages 6, 29, 31, 32 and 35 of the Amended F-1.

Certain judgements obtained against us by our shareholders, page 37

22.	Please revise your disclosure here to identify the directors, officers or members of senior management located in the PRC or Hong Kong. Please clearly explain the challenges of bringing actions and enforcing judgments or liabilities against such individuals. Please include similar disclosure in the section entitled “Enforcement of Civil Liabilities” on page 42.

Response: We respectfully advise the Staff that we have revised pages 40 and 45 of the Amended F-1.

Capitalization, page 40

23.	Please revise your disclosures give effect to the sale of the ADSs in this offering, at an assumed initial public offering price after deducting the underwriting discounts and commissions and estimated offering expenses payable by you.

Response: We respectfully advise the Staff that we have revised page 43 of the Amended F-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

24.	Please revise your disclosure, as applicable, to describe the impact of the Russia-Ukraine conflict on your business. Specifically, please discuss how the recent dramatic increase in marine fuel prices has impacted, or may impact, your working capital requirements and financial condition.

Response: We respectfully advise the Staff that we have revised page 50 of the Amended F-1.

Results of Operations for the Years Ended December 31, 2021 and 2020, page 49

25.	Please discuss the reason the specific factors created favorable and unfavourable movements in your revenues and expenses. For example, discuss the reason for the decrease in your sales volume of approximately 36,965 metric tons or 5.6% from 655,660 metric tons for the year ended December 31, 2020 to approximately 618,695 metric tons for the year ended December 31, 2021.

Response: We respectfully advise the Staff that we have revised page 52 of the Amended F-1.

26.	Please revise to discuss material key performance indicators or other metrics, if any, that management uses to manage the business. Please provide a clear definition of such metric and how it is calculated; the reasons why the metric is useful to investors, how management uses the metric in managing or monitoring the performance of the business, and whether there are underlying estimates or assumptions necessary to understand the metric or calculation. For additional guidance, refer to SEC Release No. 33-10751.

Response: We respectfully advise the Staff that we have revised page 56 of the Amended F-1.

Liquidity and Capital Resources

Cash Flows in Operating Activities - Fiscal Years Ended December 31, 2021 and 2020, page 51

27.	Your discussion of cash flows from operating activities should be a comparative analysis of material changes in this amount between periods. Refer to Item 303(a) and (b) of Regulation S-K. In your analysis, please note that references to results of operations, which is prepared on the accrual basis of accounting, and working capital movements may not provide a sufficient basis for an investor to fully understand comparative changes in terms of cash. Your discussion should address the drivers underlying each factor cited. For example, please discuss the specific items that created favorable and unfavourable movements in working capital in terms of cash and the reasons underlying such movements.

Response: We respectfully advise the Staff that we have revised page 54 of the Amended F-1.

Business, page 57

28.	Where you note that five of the top 10 international container ship operators are your customers, please disclose the percentage of your total revenue generated from such customers.

Response: We respectfully advise the Staff that we have revised page 60 of the Amended F-1.

29.	Where you note that your Group is considered one of the few leading bunkering facilitators in “some of the Asia Pacific regions,” please specify the particular regions in which the Group has a leading position, and specify the percentage of market share in such regions, including the measure by which you are measuring such market share.

Response: We respectfully advise the Staff that we have revised page 59 and 61 of the Amended F-1.

Our Business Strategies, page 59

30.	Where you discuss strengthening your position in Singapore and South Korea, please disclose the status of your current operations and your market share in each region.

Response: We respectfully advise the Staff that we have revised pages 62 and 63 of the Amended F-1.

Our Operation Flows, page 65

31.	Please revise your disclosure in this section to discuss the general terms of term contracts and spot contracts, including the duration of such agreements and whether agreements set forth minimum volume requirements. Please also disclose the percentage of your revenue that is derived from spot contracts versus term contracts. To the extent that this varies from year to year, please disclose this and indicate how it impacts your overall results of operations, if applicable.

Response: We respectfully advise the Staff that we have revised pages 70 and 71 of the Amended F-1.

Regulations, page 71

32.	Please revise this section to explain how the listed regulations, to the extent material, impact your operations and whether you are in compliance with such regulations. The current disclosure is simply a list of various regulations, and it is unclear when and how they apply to you, and whether you are in compliance with such regulations. Please revise to clearly state the material effects of such regulations on your business. See Item 4.B. of Item 20-F.

Response: We respectfully advise the Staff that we have revised page 75 to 81 of the Amended F-1.

Management, page 85

33.	Please file your employment agreements referenced on page 86 as exhibits to the registration statement.

Response: We respectfully advise the Staff that we have revised pages II-2 of the Amended F-1.

Financial Statements, page F-1

34.	Please include the financial statments of the Registrant, CBL International Limited, or, if true, a statement that the entity has not commenced operations and has no (or nominal) assets or liabilities.

Response: We respectfully advise the Staff that we have revised page 1 of the Amended F-1.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

M. Revenue and Cost of Revenue, page F-15

35.	You disclose that you recognize sales and distribution of marine fuel revenue on a gross basis as you have control of the products or services before they are delivered to your customers. In drawing this conclusion, you considered various factors, including inventory risk management, latitude in establishing the sales price, discretion in the supplier selection and that you are normally the primary obligor in the sales arrangements. On pages 19 and 68, you disclose that generally, you do not maintain any inventory as you arrange your suppliers to deliver marine fuel to your customers’ vessels directly on your behalf. During FY2020 and FY2021, your did not maintain any inventory. However, you could bear inventory risk if the ownership of marine fuel is passed to you before it is transferred to your customers. Please tell us your consideration of ASU 606-10-55-37, which states that an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer.

Response: We respectfully advise the Staff that we have revised page F-15 of the Amended F-1.

Although we obtain legal title to the marine fuel only momentarily before legal title is transferred to our customer as specified in ASU 606-10-55-37, we considered various factors in determining that we control the marine fuel before it is transferred to the customer in accordance with ASU 606-10-55-39 in below:

a. We are primarily responsible for fulfilling the promise to provide the marine fuel. This typically includes responsibility for the acceptability of the marine fuel (for example, primary responsibility for the marine fuel meeting customer specifications). We coordinate and allocate the supply of marine fuel from our suppliers to different vessels, and have the right to allocate the supply of marine fuel at our own discretions. We also bear the risk that the marine fuel is not up to the standard specified by our customers;

b. We have discretion in establishing the price for the marine fuel. Establishing the price that the customer pays for the marine fuel may indicate that we have the ability to direct the use of that marine fuel and obtain substantially all the remaining benefits, i.e. we bear the risk and reward of marine fuel before they are transferred to our customers;

c. We bear the risk that if we are unable to consume sufficient marine fuel from our suppliers to meet the base quantity under the contracts with our suppliers. Our suppliers have the right to claim against us;

d. We bear the risk that our customers may default in payment to us. Our customers settle their payment directly to us but not our suppliers and we are obligated to settle our payment to our suppliers whether or not our customers settle their payment; and

e. We bear the risk that our customers’ vessels might not arrive at the designated ports for vessel refuelling. Due to factors out of our control, such as change of schedules of our customers’ vessels, we are obligated to pay the cancellation fee to our traders/local physical distributors including but not limited to, the barging cost and storage cost.

Thus, we determine that we are a principal in the transaction and recognize sales and distribution of marine fuel revenue on a gross basis.

General

36.	Please tell us of your consideration of providing pro forma financial statements to present your financial position and results of operations after giving pro forma effect to the reorganization of your corporate structure pursuant to which CBL International will acquire all of the outstanding equity interests of Banle BVI.

Response: We respectfully advise the Staff that CBL International Limited was incorporated after December 31, 2021 and it has not commenced operations and has nominal assets and liabilities. Therefore the Company believes it is appropriate not to present the financial position and results of operations after giving pro forma effect to the reorganization of the corporate structure pursuant to which CBL International will acquire all of the outstanding equity interests of Banle BVI.

37.	We note news reports that indicate that Banle Energy International Ltd has filed an application for a listing on the Hong Kong Stock Exchange. Please tell us whether you are planning to conduct a listing on the Hong Kong Stock Exchange at the same time as you are seeking to list your ADSs on Nasdaq. To the extent that proceeds from a planned initial public offering on the Hong Kong Stock Exchange will be used for the same purposes as outlined in the Use of Proceeds section on page 39, please disclose this fact and the amount of proceeds that you expect to receive from the Hong Kong IPO.

Response: We respectfully advise the Staff that we have no intention and are not prepared to pursue dual listing.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Teck Lim CHIA
CBL International Limited
Chief Executive Officer
Encl.